Filed by Sun Healthcare Group, Inc.

pursuant to Rule 425 and Rule 433

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sun Healthcare Group, Inc.

Commission File Nos.: 1-12040 and 333-150561

Forward-Looking Statements

Statements made in this communication that are not historical facts are “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “hope,” “intend,” “may” and similar expressions. Forward-looking statements in this release include all statements regarding our expected future financial position and results of operations, business strategy, the impact of reductions in reimbursements and other changes in government reimbursement programs, the timing and impact of the equity offering and Sun’s previously announced plan to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies (the “Separation”) and transactions related thereto, growth opportunities and plans and objectives of management for future operations. Factors that could cause actual results to differ are identified in the public filings made by the Company with the Securities and Exchange Commission and include changes in Medicare and Medicaid reimbursements; the impact that any healthcare reform legislation will have on our business; our ability to maintain the occupancy rates and payor mix at our healthcare centers; potential liability for losses not covered by, or in excess of, our insurance; the effects of government regulations and investigations; the significant amount of our indebtedness, covenants in our debt agreements that may restrict our activities and our ability to make acquisitions, to incur more indebtedness and to refinance indebtedness on favorable terms; our ability to accomplish the Separation and the proposed equity and debt financings, the impact of the current economic downturn on our business; increasing labor costs and the shortage of qualified healthcare personnel; and our ability to receive increases in reimbursement rates from government payors to cover increased costs. More information on factors that could affect our business and financial results are included in our public filings made with the Securities and Exchange Commission, including our Annual Report on Forms 10-K and Quarterly Reports on Form 10-Q, copies of which are available on Sun’s web site, www.sunh.com. There may be additional risks of which we are presently unaware or that we currently deem immaterial.

The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by Sun are not guarantees of future performance and are only made as of the date of this communication. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

SHG Services, Inc. has filed with the SEC a Registration Statement on Form S-1 and Sabra Health Care REIT, Inc. has filed with the SEC a Registration Statement on Form S-4, each containing an identical proxy statement/prospectus. The definitive proxy statement/prospectus will be mailed to Sun stockholders. In addition, Sun has filed a shelf registration statement on Form S-3 (including a prospectus) relating to shares of common stock of Sun with the SEC, and such registration statement has been declared effective. This communication does not constitute an offer to sell or a solicitation of an offer to buy shares of Sun common stock; nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The offering of shares of Sun common stock may be made only by means of a prospectus relating to the proposed offering.

Before making any voting or investment decision, Sun stockholders and investors are urged to read the proxy statement/prospectus, the prospectus in the registration statement on FormS-3, and other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transactions. Stockholders will be able to obtain these documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Sun may obtain free copies of the documents filed with the SEC by contacting Sun’s investor relations department at (505) 468-2341 (TDD users, please call (505) 468-4458) or by sending a written request to Investor Relations, Sun Healthcare Group, Inc. 101 Sun Avenue N.E., Albuquerque, N.M. 87109.

Sun and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sun in connection with the transactions described in this release. Information about the directors and executive officers of Sun and their ownership of shares of Sun common stock are set forth in the Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, and in the definitive proxy statement relating to Sun’s 2010 Annual Meeting of Stockholders filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statement/prospectus when it becomes available.

The following is a transcript of a conference call held by Sun Healthcare Group, Inc. on July 29, 2010:

SUN HEALTHCARE GROUP INC.

July 29, 2010

12:00 pm CT

Operator:	Good day everyone and welcome to the Sun Healthcare Group’s Second Quarter 2010 Earnings conference call. Today’s conference is being recorded.

At this time, I would like to turn the conference over to Mr. Michael Newman, General Counsel for opening remarks and introductions. Please go ahead, sir.

Michael Newman:	Good morning. For those of you who have not seen our press release announcing earnings of Sun Healthcare Group for the second quarter of 2010, a copy can be obtained from our Web site at www.sunh.com and in our report on form 8K filed yesterday with the SEC.

I’d like to note that during this conference call certain statements may contain forward-looking information such as forecasts on financial performance.

Although we believe that the expectations reflected in any of Sun’s forward-looking statements are reasonable based upon existing trends and information and our judgment as of today, actual results could differ materially from those projected or assumed based upon a number of factors including those factors set forth in our Annual Report on Form 10K and our Quarterly Report on Form 10Q under the heading Risk Factors and our other filings with the SEC.

Sun’s future financial conditions or results of operations as well as any forward-looking statements are subject to inherent known and unknown risks and uncertainties.

We do not intend and undertake no obligation to update our forward-looking statements to reflect future events or circumstances.

During today’s call, references may be made to non-GAAP financial measures. Investors are encouraged to review those non-GAAP financial measures and the reconciliation of those measures to the comparable GAAP results in our press release.

I will now turn the call over to our Chairman and CEO, Rick Matros.

Rick Matros:	Thanks Mike, appreciate it and welcome everybody to the call this morning. I appreciate everybody’s time. Let me start first by giving everyone an update of our (spin) transaction.

Everything’s proceeding as planned. We’re moving ahead currently on receiving the appropriate consent, going through the change of ownership requirements in the various states and going don’t anticipate any problems in that regard.

The next step will be the equity offering. And following that in the September, October time frame will be our debt financing. And we’ve begun early work on that as we speak.

I also want to take a minute to just talk about again what the strategic value of this is. This is a very unique deal. This isn’t the kind of deal where, you know, the success or the accretion is somewhat dependent on synergies or on concerns about diversions to the current operating company.

This is a transaction whereby splitting these two companies we maintain the current viability and growth opportunities for the existing company which will be New Sun.

It will proceed as it’s currently proceeding and grow the way would normally grow and then on the other hand create an opportunity for a second company whose value is currently unrealized by the unlocking that value and given where we’ll be trading as a single entity REIT and therefore a discount to our peers, the value creation opportunity there is material.

And so the management team really looks forward to meeting the implied expectation of this split going forward. And we look forward to seeing you all on the road.

I’ll now turn to 2010 guidance. We reaffirmed that guidance with confidence that the high end of our guidance is achievable. And this is due to a very specific reason.

When we originally modeled the Medicare reimbursement changes which include RUGs IV, the change in definition of concurrent therapy and the elimination of a look back period we assumed that we were running concurrent therapy at 32 percent.

And that was based on going into our centers and manually doing some calculations to determine what that was because at the time concurrent therapy wasn’t something that we tracked on an electronic basis.

Since that point in time we have been tracking our concurrent therapy on electronic basis. And as a result of data that we have now which is across our entire operational base as opposed to just the sampling that we originally did is below 25 percent.

So the change in concurrent therapy in terms of how we modeled it from 32 percent to just under 25 percent has made a material difference in our modeling.

And you’ll recall initially we expected the market basket to essentially have to fund the impact of those reimbursement changes in the fourth quarter of 2010.

The market basket now with our latest modeling, and again even though the market basket is 1.7 percent rather than 2.3 percent because of the .6% forecast error reduction, that is now accretive to us. We do not have to use that market basket to fund RUGs IV. So therefore we have price plus acuity growth to look forward to.

So again it was specifically because of that change and is why we have confidence that will hit the high end of the guidance that was previously stated. So the high end is at 98 cents.

The - no other guidance assumption has changed. We do have Medicaid rates though for 18 of our 25 states now.

And on the other seven states we have enough intelligence to feel comfortable in our assumptions that Medicaid rates will be flat on a year over year basis, so 2010 over 2009. And that’s consistent with what we’ve said all along. But at least now we’ve got visibility for the next 12 months into our Medicaid rates.

And I think from our perspective with our current outlook on RUGs IV and the changes in our modeling and the certainty that we have with Medicaid reimbursement rates, and those 18 states represent about 75 percent of our beds, that we’ve now been able to remove a great deal of the uncertainty that’s hung over the stock of the company as it relates to earnings expectations and reimbursement expectations going forward.

We also continue to feel pretty bullish about the opportunity that RUGs IV gives us on a go forward basis from a growth perspective as we expand our clinical products and start moving to look to service a broader number of patients across the complex nursing spectrum than we currently serve on a volume basis.

In terms of volume, our occupancy and mix still have been - have been soft as they have for the last year and a half. And, you know, we’re really not projecting that that improves between now and the rest of the year.

So again, no - none of our other assumptions in our guidance has changed. It was simply we changed our modeling as we have better data on concurrent therapy.

In terms of 2011 our outlook there - and obviously we’re not at the point where we can give guidance but just in terms of a general outlook - on the Medicare side that will be the biggest driver because if you compare 2011 to 2010 on the Medicare side, in 2010 we’ve had growth from an acuity perspective in our Medicare rates. But that’s been offset by the Medicare rate reduction that we received in October of 2009.

So going into 2011 we’ve got the price increase in the market basket plus the acuity growth that we continue to expect to have as we pursue the growth opportunity afforded to us by RUGs IV.

And then as we get to October 2011 we’re assuming another market there, another market basket there minus the productivity adjustment for a net Medicare market basket of about 1.7 percent - the same that we’re looking at this year. So no real optimistic assumptions there, just I think reasonable assumptions.

In terms of other assumptions for 2011 I’d characterize those assumptions as being safe if not conservative on the volume and mix side while we would expect some incremental improvements in our occupancy in our mix next year and look for some improvement compared to 2010.

We do not expect and are not projecting those volumes to get back to 2009 or 2008 levels. So we’re being very conservative there as well.

In terms of Medicaid outlook for fiscal year 2012 which will for the most part start in the summer of 2011, we’re again looking to flat rates. So we’re not expecting assuming any improvement in the state economies 12 months from now.

So I think we’ve got pretty safe assumptions on volume mix and Medicaid rates. And on the Medicare side our assumptions reflect what we currently know and what we fully expect to happen next year.

So as result we would look forward to some growth in EBITDAR in 2011. So we do not expect another down year.

And with that, let me move on to our current quarter. All results are normalized for the second quarter for the consolidated company. Results normalized were a $2.2 million pretax charge which relates to our (spin) transaction costs.

Included in our results but not normalized are 900,000 nonrecurring costs associated with the implementation of our clinical billing system.

Revenues rose 1.3 percent to $474.6 million over the second quarter 2009 due primarily to the growth in our hospice and contract rehab segments along with increased acuity in our nursing centers which was offset by a soft ADC and skill mix in those centers and lower revenues in our staffing segment.

Our EBITDAR was $62.8 million with a 13.2 percent margin. EBITDA was $44 million with a 9.3 percent margin. Diluted EPS for continuing operations was 26 cents. Our free cash flow was very strong with just under $21 million.

I’ll now move on to our inpatient segment.

EBITDAR was $71.6 million with a 17 percent margin. EBITDA was $53.1 million with a 12.6 percent margin. Occupancy was 86.7 percent - down 110 basis points from second quarter 2009.

Skilled mix was 19.3 percent - down 50 basis points from second quarter 2009. But that gap was much narrower than the 110 basis gap that we had in the first quarter.

For the month of July we’re at 87 percent in total. Similar to the third quarter last year we’re showing census growth exiting the second quarter.

The third quarter is historically the lightest quarter of the year, but with occupancy level soft the last 18 months and trends a little bit unpredictable we’ve been able to buck that normal trend and have a stronger than historically expected third quarter.

Skill mix in July is down 40 basis points from - sequentially from the second quarter which is a smaller drop than we normally see and follows the trends that we saw in the third quarter of 2009.

Skilled mix as a percent of revenue was 38.1 percent - down from 100 - down 100 basis points from second quarter 2009 - down 50 basis points sequentially from the first quarter of 2010.

Our new admits were up 6.3 percent. In total our new skilled admits were up 7 percent. Our Medicare average length of stay was 30.7 days - down from 32.3 in the second quarter of 2009 and flat from the first quarter of 2010.

So our front door has been pretty strong with admissions - admissions up nicely. But with our average length of stay down it’s really offset and we haven’t had enough volumes overall to counter that ALOS trend.

We do think at least intuitively when you think about RUGs IV and think about the critically complex patients and the issues that we currently have with patients deferring surgery particularly since we do so much business with post surgery rehab patients - hips and knees - that as we go - as we change our focus or alter our focus more on the complex nursing patients, these are patients that aren’t going to have the flexibility of deferring in terms of getting their patient care needs met the way those patients that require hips and knee surgery currently do.

So we think that will provide some stability as well and should help our average length of stay on a go forward basis.

Our Medicare Part A rates were up 2.1percent to $464. Our REX RUGs were up 370 basis points to 45.8 percent. Our total rehab RUGS were up 240 basis points to 90.9 percent.

Our net Medicaid rates essentially flat at just under $160. And again, we continue to focus our net Medicaid rates because some of the states are treating provider taxes a little bit different.

If you look at our growth Medicaid rates we have had growth there. But in all fairness it’s best to look at the net Medicaid rates.

I’ll now move on to our rehab recovery suites, which has just been performing at a very high level for us.

We currently have 66 units with 1632 beds versus 51 units with 1139 beds in the second quarter of 2009.

We’re on track to hit the goals that we set out early in the year in terms of increasing the number of rehab recovery suite beds by the end of the year. And as in past years most of that growth is second half - in the second half of the year.

Our rehab recovery stats that I’m going to talk about now, we’ll be comparing those centers with Rehab Recovery Suites® to those without Rehab Recovery Suites.

Occupancy was 86.3 percent versus 87 percent. Skilled mix was 590 basis points better at 21.9 percent. Skilled mix was better as a percent of revenue by 740 basis points - 41.7 percent while Medicare rates were $31 higher at $478 and change.

Our REX RUGs were up 770 basis points to 49.7 percent and our EBITDAR margins are running about 170 basis points higher in centers with Rehab Recovery Suites.

The average length of stay in our Rehab Recovery Suites was 29 - two days less than those centers without Rehab Recovery Suites.

Our labor wages and benefits for our inpatient business were up a modest 1.3 percent for the quarter.

I’ll now move on to SolAmor, our hospice segment. Revenues were up $11.4 million - up from $6.3 million in the second quarter of 2009. Our ADC was 837 versus 480 in the second quarter of 2009.

Our same - store admits were up 16.8 percent. Our EBITDA at $2.2 million was up from $1.1 million in the second quarter 2009. And our EBITDA margins were up 270 basis points to $19.6.

Now I’ll move on to SunDance which is our rehab segment. SunDance is having its stronger year in all the years that I’ve been with the company. Revenues are up 14.7 percent to $51 million over the second quarter 2009 with billable minutes up 12.2 percent.

Our gross margin was up 80 basis points to 18.9 percent. Our revenue per minute was up 2.3 percent and our labor rate per minute was up a modest 1.7 percent. This is the first time we’ve seen that rate lower than 4 percent much less 2 percent.

EBITDA was up 25.9 percent to $4.1 million with margins up 70 basis points to 8 percent. Our contract count is currently at 466 with nine new non-affiliate contracts. And our revenue per contract was up 10 percent.

And then finally moving on to CareerStaff, our staffing segment, revenues were down 12.3 percent to $23.4 million.

The one sort of silver lining we had here is our nursing billable hours were actually up 7.8 percent. This is the first time in over two years since really since the downturn that our nursing hours were actually up.

Our Allied billable hours were down 10.6 percent but our Allied business didn’t start getting affected by the downturn until well after the nursing business did.

So, you know, we’re cautiously optimistic here that we’ve turned the corner on the nursing side. And given when the Allied business’s first started down turning hopefully that follows over the next couple of quarters.

Gross margins were down 32 basis points to 23.4 percent. Bill to pay spread was down 7.8 percent. Our EBITDA was down 21percent to $2 million with margins down 100 basis points to 8.5 percent although that 8.5 percent is still a pretty strong number.

One other comment I want to make relating to the 2011 outlook, we are - we’re assuming that the proposed rules on the multiple procedure payment reduction doesn’t get changed when the final rule comes out. So we’re being - we’re looking at worst-case scenario there and still look at some potential growth in our EBITDAR.

And with that, let me turn it over to Bryan Shaul. Bryan?

Bryan Shaul:	Thank you, Rick. As usual, I will begin my prepared comments by updating you on our debt structure.

During the quarter, our outstanding debt reduced by $16 million. Included in that debt reduction is $12 million associated with the payoff of two mortgages, which we expect to refinance with new mortgage debt in early August.

As of June 30, 2010 our total debt was $663.6 million. The all-in weighted average rate is 6.8 percent, down 10 basis points sequentially and down 20 basis points from the prior-year quarter.

We amended our credit facility effective June 30, 2010, which restored our permitted acquisition basket and modified several of the required financial covenant ratios, thereby providing the company with increased capacity for meeting the covenant ratios. The amendment also increases the variable interest rate on the credit facility effective July 1st by 100 basis points.

Our total fixed-term debt of $480.2 million includes $200 million outstanding under our 9 1/8 percent Senior Subordinated Notes, $150 million of interest rate swap agreements in connection with our credit facility, and $130.2 million of fixed rate mortgage loans and capital leases.

The weighted average interest rate on our fixed rate mortgage loans is 6.6 percent. The interest rate swap, which had an effective interest rate of 6.8 percent, expired on July 26th.

Our total variable debt of $183.4 million includes $158.6 million related to our credit facility and $24.8 million related to mortgages.

Interest rates on the majority of our variable rate debt will reset on various dates prior to the end of the year.

Interest is based on LIBOR plus 300 basis points for both the credit facility and the mortgage loans.

Using June 30, 2010 EBITDA for the last 12 months, normalized primarily for prior-period insurance adjustments, restructuring cost, and transaction cost, our net debt leverage at June 30th is 3.2-to-1- 80 basis points better than what is now required by our Amended Credit Agreement. That is based on our total debt outstanding less excess cash of $97 million and normalized LTM EBITDA of $174.3 million.

Over the next 12 months, we have debt maturities or amortization payments of $74.8 million coming due. These maturities are comprised of mortgage debt of $43.8 million, which we expect to refinance, our special one-time principal payment on our credit facility, which we estimate to be a minimum of $25 million, and scheduled payments on the term loan and mortgage debt of $6 million.

Now turning to cash flow, net cash provided by operating activities was $31.2 million for the quarter, more than double the operating cash provided a year ago in the second quarter of 2009.

The year-over-year operating cash flow increase was generated from improvement in cash collections processes and working capital. After deducting CAPEX of $10.6 million, we generated free cash flow of $20.6 million for the quarter.

We continue to expect our total annual 2010 CAPEX spend to fall between the previously-announced range of $50 million to $55 million and free cash flow to be approximately $55 million for the year.

After adjusting our DSO for pre-announced cash collection delays from state Medicaid programs, our June 30, 2010, our DSO was 52 days, down 1 day sequentially from the first quarter of 2010 and essentially flat for the year-over-year DSO from the second quarter of 2009.

We continue to be cautiously optimistic regarding the trends we are seeing with our cash collections. Our bad debt expense as a percentage of net revenues was 1.1 percent in the quarter and we still expect our provision for bad debts to be in the range of 1.1 percent to 1.2 percent of revenues for the full year 2010.

As of the end of July, our new clinical billing platform has been fully rolled out and implemented at our centers. Our new platform has been instrumental in providing us with consolidated, real-time statistical data on our patients, their clinical needs, and their admission and discharge activity.

During the second quarter of 2010, we had nonrecurring cost of approximately $900,000 associated with completing the implementation of our clinical billing system.

On a semi-annual basis in the second and fourth quarter, we perform detailed actuarial analysis of our workers’ comp and GLPL reserves. As a result of the most recent analysis, which we had reviewed by an independent actuary, we determined that our prior year’s self-insurance reserves for both our workers’ comp and GLPL programs were adequate. No changes were made to either reserve in the second quarter.

Our income statement includes a line item for transaction cost incurred in the quarter. These transaction costs consist of attorney, accountant, and other professional fees incurred to date associated with our previously-announced Sabra (separation) transaction.

I will briefly describe our tax position. For the second quarter 2010, we recorded an effective tax rate of 41 percent. We project the same 41 percent effective tax rate for the remainder of 2010.

There is approximately $106.8 million of federal NOL carry-forwards, which can be used to offset US taxable income in 2010. The NOLs that are not fully utilized in 2010 can be carried forward to 2011 and added to annual limitations of $18.9 million that become available in 2011.

There is another $101 million of annual limitations that become available after 2011 through 2025, bringing the total available NOL carry-forwards to $227 million.

Should we experience another ownership change under the Section 382 rules, it may be necessary to re-compute the amount and timing of certain of these NOL carry-forwards.

As a result of the NOL carry-forwards available in 2010, we expect cash payments for income taxes in the range of $4 million to $6 million primarily for AMT and state income taxes.

Finally, we made a housekeeping change to our number of centers. We operate a continuing care retirement community, “CCRC”, that we had previously counted as four centers consistent with the operating units within the CCRC.

The center count of 202 at June 30, 2010 includes the CCRC as one center consistent with the classification that will be used in our Sabra separation transaction.

Later this afternoon, we anticipate filing our Form 10-Q for the quarter ended June 30, 2010 with the SEC.

That concludes my prepared remarks. Rick?

Rick Matros:	Thanks Bryan. We’ll turn it over to Q&A now.

Operator:	Thank you. Ladies and gentlemen, if you have a question, please press star 1 on your telephone keypad at this time. And if you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, please press star 1 if you have a question.

And first we’ll go to Ralph Giacobbe with Credit Suisse.

Ralph Giacobbe:	Thanks. Just a few here. First, you know, I guess maybe can you talk about how you’re thinking about the Rehab Recovery Suites rollout in the - kind of in the face of RUGs-IV transition?

Rick Matros:	Sure. It doesn’t change. The Rehab Recovery Suites are meant to provide rehabilitation for short-stay patients regardless of their diagnosis. So even though the emphasis has been on pure - maybe the pure kind of rehab patient, we’re currently taking a whole host of different patients now anyway and would expect that just to increase under RUGs IVs. So there’s really no change there at all. And, you know, in terms of…

Ralph Giacobbe:	Okay. And then - and as we think about the transition to RUGs IVs, is there incremental investments then? Maybe whether that’s with the expansion or maybe equipment?

Rick Matros:	No. Because it’s not like the old days where, you know, in the late 80’s and 90’s we ran sub-acute units and you’d have vent units with built-in oxygen and all this kind of stuff, you just don’t do that anymore.

You know, you - the equipment’s small, it’s mobile, you rent what you need. You know, if we have a unit that specializes in a certain kind of pulmonary patient where it may be advantageous to buy equipment than lease, we’ll do that. But that implies that, you know, it’s going to be pretty easily paid for because of the volume that we’re running. So the answer is no.

Ralph Giacobbe:	And then, you know, just in terms of kind of volume and occupancy trajectory, just so I’m clear, you know, particularly as we head into the fourth quarter with new changes, I mean, do you think we could see near-term fall off, you know, as you sort of alter marketing strategies? Or is that not how we should think about it?

Rick Matros:	No, no, not at all. I mean, we’re - you know, in a perfect world, we’re going to retain all of the existing patients we currently go after and everything else is accretive. And that’s - so that’s not realistic.

But we don’t expect any fall off. We’re not going to - if you - maybe the easiest way to look at it is go down to the individual center level. None of our centers are going to say okay, we want to start expanding and start taking, you know, more pulmonary patients.

They’re not going to not admit say the hips and knees they’ve been taking and sit around and wait to get that next pulmonary patient. It’s just not going to happen.

Ralph Giacobbe:	Okay. All right, perfect. Thanks very much.

Rick Matros:	Thanks. And the other thing I would just add there is we see occupancy on ((inaudible)) on a daily basis, by center, by region, by division. So we’ve got complete visibility to everything that’s happening at the local center level on a daily basis.

So even if there were a couple of centers that happened to be going in a direction sort of by design that we didn’t approve of, you know, we’d jump on it immediately, so it would never - it wouldn’t linger.

Ralph Giacobbe:	Okay, great. Thank you.

Operator:	And next we’ll go to Jerry Doctrow with Stifel Nicolaus.

Jerry Doctrow:	Thanks.

Rick Matros:	Hey Jerry.

Jerry Doctrow:	I have two. Just one I guess I think I remember you saying or maybe it was in the original press release just talking about the timing of the separation, that equity offering was going to be late July, early August. Can you just kind of go through what your thinking is now about the timing of the split?

Rick Matros:	Yeah, well, we wanted to obviously release second quarter earnings first. And in terms of ultimate timing of the split, we’re still looking at end of October-ish. It could be a little bit later than that, so in all likelihood Sabra, there’ll be some stub-period where Sabra operates as a C-corp, although we’ll have some NOLs there to shield the income.

But in terms of sequencing, we’ll definitely obviously do the equity offering before the debt offering. And we’re looking at sort of the August/September time frame and we’re going to be ready to go at any given time. It’s just a function of us, you know, just looking at the market conditions and picking what we think is the most optimal time to do it. But we’re ready.

Jerry Doctrow:	Okay. And you’ve been out sort of marketing to REIT investors and that sort of thing. Any kind of issues, questions, whatever, that they have that you can share?

Rick Matros:	Yeah, I think - I mean, the questions have been good. And I think the questions that you would expect in terms of asking us about our - about the growth plans of the REIT and, you know, how we expect to finance our debt, so we’ve had those conversations in terms of growth plans.

We do think that we have sort of a niche position here because the - our peer REITs have gotten so large that we have made phone calls and tried to start building a pipeline, which admittedly is a little bit difficult to do because we don’t exist yet, but the conversations are happening that there are, you know, smaller operators looking for levels of financing that just don’t move the needle for the bigger guys. So, you know, I think we’re able to - we’ve been able to satisfy those questions.

And in terms of where we diversify into, I mean, first of all, the - our first and utmost goal is to diversify away from new Sun. Because of all of the relationships I have in the SNF and senior housing sector, it’s, you know, most likely that that’s where the growth comes first, you know, which is fine.

I think even though we’re a single entity REIT, one of the things that the REIT funds also focus on was at least our single entity is Sun, which is publicly held, so they have complete transparency there.

And when you look at the operating metrics of Sun compared to other SNF portfolios that the REITs have, they’re pretty strong. And so at least we’re, you know, we’re starting out with a quality operator and that hasn’t gone unnoticed, which has been good.

Jerry Doctrow:	Okay. And the only other one I have, and it sort of relates back to the question that was asked earlier, but you seem to be pretty confident about how things are going to go for you, you know, and I assume that, you know, with the RUGs-IV delay, I think we have been thinking it would be more of a hit, you know, if RUGs IV is delayed. I mean, are you sort of happier the way things are? Or would you be happier if RUGs IV is moved up?

And isn’t there some, you know, hit to the rehab, you know, reimbursement, you know, when you get the higher acuity? I’m just trying to sort of understand some of the sequencing and how you see some of the pluses and minuses with, you know, what might well be RUGs III-1/2 or whatever we’re going to get.

Rick Matros:	Right. Well, at this point, we’re still - we still believe that RUGs IV will happen October 1. It has to have - it needs to pass the Senate. Obviously there are some hurdles there because of the, you know, lack of collegial atmosphere between the Republicans and the Democrats in the Senate.

But we still do think it can move forward effective October 1. And CMS is going to operate on that basis because they have no options and they have until I guess it’s the end of February to sort of figure out what they’re going to do. So there’s some time there to make that happen.

The RUGs IV rates are incrementally better than we thought they would be when we modeled it. So, you know, I think that if RUGs IV isn’t implemented on October 1, that’s not as good for us as if it is implemented.

But it’s still budget neutral and we still have accretion with the market basket. So either way we’re in good shape. We’re in better shape if RUGs IV gets implemented on October 1 also because you get those 13 new categories and, you know, we can start, you know, working on those new opportunities sooner than later.

But I think in terms of our overall change in attitude about RUGs IV I guess from the beginning, I think like you guys, you know, this thing came out, you know, we saw this hit to therapy with concurrent therapy, we didn’t have a lot of information from CMS.

And as we’ve modeled it and for our company now that we have such good information on where concurrent therapy is versus how we modeled it, now that we’ve gotten through a lot of our MDS 3.0 training, you know, as we get closer to it and we start getting closer to implementing strategy and getting through all the training, you know, our confidence level I think has picked up, you know, pretty significantly.

Jerry Doctrow:	And just to be clear, your guidance does not assume RUGs IV comes 10-1-10 or does it?

Rick Matros:	It does assume that RUGs IV comes October 1 but for that first quarter we’re not going to be able to - in a position to take - it’s going to take us time to pursue those opportunities provided by the 13 new categories. In the absence of RUGs IV happening on October 1 we still stand by our statement. It’s still budget neutral, the change in concurrent therapy in terms of our modeling still makes a big difference and we still expect market basket to be accretive.

Jerry Doctrow:	Okay, all right thanks.

Operator:	The next question comes from AJ Rice with Susquehanna.

AJ Rice:	Thanks, hello everybody.

Rick Matros:	Hey AJ.

AJ Rice:	A couple of things if I can ask and I may bounce around a little bit here. But the softness in the occupancy I guess, it sounds like Rick in the current quarter you’re attributing that mainly to length of stay coming in a little bit. Is there anything behind that? Is it just sort of the luck of the draw or is it - is there anything happening that’s causing that?

Rick Matros:	Well, I mean, like I say it’s been coming down which, you know, I think we expected as we expand the number of rehab recoveries we said and we expand the number of high acuity patients that we take. It’s happened a little bit more quickly than we would have liked. We don’t have enough overall volume because really we depend on the hospitals and the hospital volumes have been soft and so the elective surgeries being deferred have hurt us. So I think that’s been the biggest driver.

But the other is frankly people still don’t want any out-of-pocket costs and so, you know, if we have someone that needs to stay in one of our centers in rehab for 30 or 35 days where the co-pay kicks in, it’s 21 days, you know, they’re trying to leave and some of them leave sooner than they should and they’re taking some risks relative to their health in order to save out-of-pocket co-pay.

Now that’s anecdotal but we see it in some of our centers and we hear a lot - hear about it quite a bit. So, you know, there isn’t a database you can look to but that clearly has been part of the issue.

AJ Rice:	Okay.

Rick Matros:	It’s really just an extension of the same reason that people defer, right, they just don’t want - they want to wait, they don’t want any out-of-pocket costs. You’ve got some patients that then get to the point where they have no choice but if they can leave the nursing center sooner than later even if they’re not fully rehabbed in order to save some money then they’re doing that.

AJ Rice:	Right. On the (FMAP) extension, I know there’s a lot of reasons to think it will be approved at some point this year to move forward and you’ve given us some of your thoughts about the rate, Medicaid rates. Do you, I mean, I have heard this argument that if it doesn’t get extended that some states that are in place now may revisit mid-year some of their rates. Do you - any thoughts about that?

Rick Matros:	Yeah, I think even if it does get extended it’s going to be extended at a much lower funding level than what’s currently anticipated but I think that’s best case anyway. We think that - we only have a handful of states that are (FMAP) dependent and we think that’s most of our states have already sort of taken that into account.

And, you know, look if you think about, you know, Medicaid generally, you know, the nursing home sector overall, as bad as this recession has been for us to at least on a consolidated basis come out flat with Medicaid services for other recipients being cut left and right, I think has been a very good sign for us.

And goes to sort of just the way rates are structured between the match generally and even forgetting about (FMAPs), there’s still a federal match there and when states cut rates to Medicaid, nursing homes, then they lose that general fund match as well.

AJ Rice:	Right.

Rick Matros:	And in those states that have provider taxes which is 38 states, that’s exacerbated. So there’s a built-in incentive, you know, for these states to try to work with us and at the same time they’re trying to balance their budgets, you know, trying to help themselves in terms of the match as well and as a result, you know, maybe we don’t get hurt as badly as other Medicaid recipients do.

AJ Rice:	Okay on that contract therapy business, is either the shift to RUGs IV or the concurrent therapy or even some of the Part B changes, is any of that having any impact in the business in terms of people’s willingness to sign new contracts, maybe it’s making it more or less willing, I don’t know. But I’m just curious about your - what you’re seeing there.

Rick Matros:	Yeah well first, you know, it’s fair to say that really the whole impact of these reimbursement changes, the biggest effect is on the contract therapy business, it’s not on our inpatient business. With that said, it hasn’t affected people’s willingness to sign contracts. We actually, you know, will sign more contracts this year than we signed last year, you know, or the year before. We’ve actually beefed up our sales force so we haven’t seen that at all.

I think if anything, I think there are a couple of ways that we’re looking at it. On the one hand people are looking for help from therapy providers, contract therapy providers that they think would be the most helpful and on the other hand, you know, come 2011, you know, we don’t think we’re going to get much in the way of pricing increases either.

We’re going to have to prove our value to the providers before we - as we help them navigate through these changes before we get price increases. So that’s part of, you know, the timeframe that we’re going to have to go through to mitigate RUGs IV on the contract therapy side.

AJ Rice:	Okay, last question. Just if you think about sort of the skill - the mix of your patients in the Medicare part of the facility when RUGs IV starts versus maybe a year later, I guess it’s not clear to me. Are you saying you think the mix of the type of patients that you’re going to serve is going to change meaningfully or you’re thinking it will pretty much stay pretty similar to where you’re at now?

Rick Matros:	Well the mix of the type of patients we service from a diagnosis perspective will shift and over time it will have - there will probably be a material shift over time but it’s going to take some time to do that. I do think this gives us greater opportunity to grow skill mix.

You know, ever since the (nine RUGs) came in January of 2006, ever since then the questions we get, you know, all the time from the investment community is, you know, aren’t you guys going to run out of hips and knees at some point.

Well one, I don’t think that we would but two, you know, we’re going to go after, you know, a broader base of patients than we have before. We’re going to have, you know, dedicated ventilator units and, you know, just a host of different kind of products out there. We’ll do more cardio rehab. We’re going to have very state specific strategies and that’s an important opportunity that these changes provide.

So for example in our 25 states there are 12 states that have specialized Medicaid rates for vent patients. Because if you think about a vent patient, they’re not going to be in many cases your short stay patient so you don’t want to accept a vent patient, you know, at a terrific RUGs rate and then when they come off that benefit they convert to Medicaid at the prevailing Medicaid rate which isn’t enough to make that patient, you know, you still get enough reimbursement to take care of that patient.

So but in those 12 states we will focus on having, you know, specialized care for ventilator patients in ways that we might not in the other 13 states. And similar there’s a variety of different services that various states reimburse at different levels that we’re now going to be able to take advantage of.

So prior to this change we sort of had a national strategy in terms of how we were going to approach our centers and the RRSs and focusing on the rehab patients, the hips and knees post surg. Now we’re still going to have national strategies but we’re going to have very specific state strategies as well. So that’s why, you know, we’re optimistic about our ability to grow skill mix.

AJ Rice:	Okay that’s good, thanks a lot.

Operator:	And our next question comes from Kevin Fischbeck with Bank of America Merrill Lynch.

Kevin Fischbeck:	Okay great, thank you. So I just want to confirm because you talked about it in a couple of different places now but as far as you can tell the final rates mean that just RUGs IV by itself, the movement of the rates around I guess the elimination of effect period, you see that as budget neutral, that component as being budget neutral to you?

Rick Matros:	Correct.

Kevin Fischbeck:	Okay and then you’ve got the rate increase which is a positive concurrent therapy. It’s going to have no impact or it’s just not going to offset the entire market basket?

Rick Matros:	The impact of concurrent therapy, it’s not just RUGs IV, it’s RUGs IV in conjunction with the change in definition of concurrent therapy and the elimination of lookback budget that’s neutral. It’s the three components that are budget neutral.

Kevin Fischbeck:	Okay the three components, okay that makes more sense. Okay and the guidance for next year, the impact of rehab, how much is that if it was to go in effect as written?

Rick Matros:	You’re talking about the Part B change?

Kevin Fischbeck:	Yeah.

Rick Matros:	Yeah we haven’t put a number out there for the Part B change and frankly aren’t ready to do that at this time because right now it’s the worst case scenario and we’d rather not - we typically - not typically, we never define worst case scenarios when we put numbers out there. So that’s why I tried to convey it in a way that even assuming that the final rule is the same as the proposed rule and given the other assumptions I outlined, we still see EBITDAR growth in 2011.

So to the extent that rule is either negated or mitigated to some - in some form or fashion, and obviously the industry is working diligently in that regard, then we’ll be even that much better off in 2011.

Kevin Fischbeck:	Okay yeah, that seems like we’re headed in that direction so that sounds conservative. I guess the only thing in the guidance that didn’t necessarily sound conservative to me was the expectation of a 1.7 percent rate increase in Q4 next year.

What are you assuming there as far as a market basket and a productivity adjustment? Because I guess I don’t know, the ASC rule ((inaudible)) had a productivity adjustment of 1.6 which seems high but, you know, if you had a 1.6, how do you think about that 1.7 number?

Rick Matros:	Yeah we think 1.6 is how we think the productivity adjustment is going to be closer to 1% so we’re assuming about a 2.7 percent market basket which kind of follows - so we’re not assuming we still get back to the 3-1/2 percent or 3.6 percent kind of market baskets we used to get. But last year was 2.2 percent, this year is 2.3 percent, so we’re assuming that continues to improve a little bit but still not get back to normalized levels and then you knock a percent off productivity.

Kevin Fischbeck:	Okay that makes sense. And then as far as the guidance of EBITDAR growing next year, you know, given all those assumptions, I guess, I mean, my sense is that consensus probably has you growing EBITDAR next year. Is the comment that maybe because it doesn’t have the therapy cut in it you’re thinking it will grow or is your comment that you think incentive is just kind of too low? How do you think about it?

Rick Matros:	No I think - yeah I think two things. One, consensus doesn’t consider the therapy cuts so I wanted to make sure that everybody understood that there was still growth there even assuming that doesn’t change.

But the other thing frankly is if you look at where we were all trading, even though consensus has us growing in 2011 over 2010, I don’t think anybody believes it. I mean we - look, spent five weeks on the road, you know, doing all these road shows and, you know, we’re out all the time talking with current investors and potential investors and no one believes it, no one believes the consensus that’s out there. People in the investment community expect our sector to have another down year in 2011.

Kevin Fischbeck:	Okay that’s helpful. And I guess last question, you talked about Medicaid rates being flat. You know, is that on a net basis or, you know, is that including things like provider taxes or acuity? How do we think about that flat number?

Rick Matros:	That’s a net basis so by net we mean - we look at our gross rate and then we deduct the provider tax because I think that’s really the fairest way to look at it because if you just look at our growth rates, I mean, our gross rates, we have Medicaid rate growth. But in all fairness you’ve got to take provider taxes into consideration. And about half of our states are case mix states so there are acuity components so our net rate does take sort of a case mix formula into account as well. So it’s really net of everything. Does that make sense?

Kevin Fischbeck:	Okay so - okay so for modeling purposes we should be assuming rates are up but there is a cost associated with all that so net.

Rick Matros:	Right and the cost takes away that rate growth and nets it to zero.

Kevin Fischbeck:	Perfect. All right, thanks.

Operator:	The following question comes from Rob Mains with Morgan Keegan.

Robert Mains:	Yeah good morning Rick. I want to sort of go back to the guidance right at the beginning. Concurrent therapy going from 32 percent to 25 percent, is that actions you have taken or is that better measurement on your part?

Rick Matros:	You know, it’s a good question. I think it’s a mix. Well clearly we have better measurement because we did a manual sampling before and now we’re electronically tracking this data for every single one of our nursing centers. So it’s, you know, very accurate data.

But I also think it’s fair to assume that understanding kind of the mindset of the therapists and what the changes coming in concurrent therapy, there may be subtle behavior changes going on ahead of implementation of the concurrent therapy change that’s bringing that concurrent therapy down.

So on the one hand if you believe that’s a component then, you know, perhaps our earnings could have been better if that hadn’t occurred but at the end of the day, you know, it really doesn’t matter. We are where we are, it means that the change that we’re looking forward to is a lot more positive than we anticipated. So but I think there’s probably some of that behavioral stuff in there, it’s just impossible to figure out how much of it. I think most of it though is just we have better data now.

Robert Mains:	Okay and then sticking with the therapy theme, you talked about in the past sort of what you can do potentially on the concurrent therapy side to mitigate the regulations. Is there anything you can do on Part B?

Rick Matros:	You know, that one’s a lot tougher. You know, we’re still working on it but if we are able to I think it’s going to be, you know, much more limited than what we see with concurrent therapy. There just aren’t really the levers to pull there. You know, we already provided Part B services, you know, during most of the days of the week and so, you know, it pretty much is what it is. That’s why when I outline sort of our base assumptions for 2011 I want to take the most conservative approach there and assume that the proposal not only becomes final but there is no mitigation.

So that’s why we feel the way we do about 2011 in terms of feeling positive because we’re being and certainly in this case worst case assumptions and still can see growth.

Robert Mains:	Right. And then I don’t know how plugged in you are to this but in terms of what the industry is doing during this comment period because there seem to be kind of like two constituency groups. You’ve got contract therapy providers and then you’ve got all the free-standing clinic providers.

Is there kind of a common ground that people are working on in terms of talking to CMS about this?

Rick Matros:	Yeah. Well, we’re trying to develop a common ground I think certainly between the primary groups that represent the long-term care sector so the American Healthcare Association, also the Nonprofit Association and the alliance, our group in DC and with (NASL), which does represent the therapy provider community.

We’re all on the same page and I think there is going to be cohesiveness in the approach to comments, both the comments and we’re also undertaking a pretty strong grassroots effort as well because our view of this is similar to the therapy cap issue. This is a direct hit to beneficiaries.

And we’ve got a tremendous level of support from Congress on the therapy cap issue because it’s one thing to talk about reductions to providers but it’s another to talk about a direct hit to the beneficiary. And even though this does affect the providers it’s clearly a hit to the beneficiary as well. So that’s kind of how we’re going on it.

That said, it’s a little bit more difficult to get the specific therapy associations on the same page. There is a challenge there Rob.

Robert Mains:	Got you. Okay. That’s all I had. Thank you.

Operator:	Now we’ll go to Frank Morgan with RBC Capital Markets.

Frank Morgan:	Hi. On this move towards the new clinically complex patients starting with RUGs IV, can you give us any color on where you stand in terms of program development, development of clinical protocols, marketing and what has been the reception?

Have you actually started talking to hospital discharge planners yet to say hey look, we are ready to go, here are the programs we have? And kind of what kind of reception have you had if you’ve done that? Thanks.

Rick Matros:	Sure. We haven’t started talking yet although we will probably in the next month, talking more actively with our discharge planners and physicians. There have been sort of cursory conversations here and there but in terms of preparation we have got 12 different programs that we have outlined that we’re going to roll out on a more defined basis similar to what we have done with the rehab patients.

The clinical protocols are in place and we’re teaching to those. We’re evaluating our centers and the market needs for those centers to determine where we want to go in each of our local markets in terms of the kinds of patients that we’d like to admit to our centers based on the needs of those communities and which physician groups specialize in what areas.

So all that we’re making a ton of progress on. So I think we’re going to be in a position clearly to hit the ground running including having all the collateral material ready and stuff like that.

Frank Morgan:	And I guess based on your experience if you were to go back in time to when you really started to ramp up the rehab side, did that have a long lead time in terms of getting people buying into your program and getting the referral patterns? Is it a long process or a relatively quick process?

Rick Matros:	It wasn’t a long process. This is more complex than that in fairness but the other thing to remember is this is not an unknown territory for us. So in other words we’re not talking to the discharge planners and the docs in the communities that we serve with things they have never heard about.

We currently take a lot of these patients already but we take them sort of as they come. It’s not sort of a product that we’re focused on developing in centers. But we take cardio, we have patients, we take a variety of pulmonary patients, we take trach patients, we take vent patients in all of our centers now. So in a lot of our markets our docs and our discharge planners already know what our capability is. It’s really ramping up that capability from a volume perspective.

Frank Morgan:	Okay. And then one other and I’ll hop off. I want to make sure I understood you correctly. Did you say only a few states are (FMAP) dependent? Could you tell us what that means and maybe what states those are?

Rick Matros:	Yeah. There were only I think five states last year that actually used (FMAP) to help nursing home rates. The other states used the (FMAP) for whatever it is they chose to use the (FMAP) for.

Frank Morgan:	Okay.

Rick Matros:	And those needs were sort of all over the map. So that’s really what I meant by that. Even though (FMAP) helps relieve state budgets so there is a trickle down effect to us, there are only a few states and I don’t have the list at my fingertips, but there are only a few states that actually depended upon (FMAP) specifically for their nursing home rates.

Frank Morgan:	Okay, so that you can tie it directly to nursing homes. I guess if you take pressure off something else then theoretically if it doesn’t have an indirect positive you could put the direct was only in the five states. Okay. Thanks.

Rick Matros:	Yep.

Operator:	We’ll take a question from Gary Taylor with Citi.

Gary Taylor:	Hey. Good afternoon.

Rick Matros:	Hey Gary.

Gary Taylor:	Just a quick follow up on that last one. In those five states did you get rate increases or was it just somehow directly tied to not having a cut? Or is it too spongeable of a question?

Rick Matros:	Actually the five states were nationwide so I think it might be three or four for us. But except for a few states almost all of our states were flat or close to flat. We had hardly any states that were up and down.

Gary Taylor:	Okay. I just wondered if it directly tied into some rate increases. It sounds like not.

Rick Matros:	No.

Gary Taylor:	Just going back, I think we have beat this to death but I want to come back to it and make sure I understand what you’re saying. When you talk about Medicare growth in both pricing and acuity, obviously we understand the underlying pricing in fiscal ‘11 driven by the market basket.

Acuity - I assume real world functional acuity continues to grow because you’re growing your Medicare business period. But since you won’t be able to code as many of those expensive rehab categories, does that mean - is that what that means when you say growth of acuity as opposed to how acuity might be measured in terms of coding?

Rick Matros:	Yeah. I mean we’re going to have to present different metrics to you guys because we’re not going to be talking about REX any longer in the (nine) categories.

Gary Taylor:	Yeah.

Rick Matros:	There might be 15 or 20 categories of the 66 that represent sort of the highest acuity patients between rehab nursing and a hybrid of rehab and nursing. So we’re going to have to present those metrics differently to you guys and figure out what we call it, the RUGs-20 or whatever the number is.

But we think we have got skilled mixed growth opportunity there because of the diversity of patients that we’re going to go after sort of in greater numbers than we currently do. So yes. I mean I understand your point. We’re going to have to define acuity a little bit differently. But you can at least know acuity rate perspective for the current quarter, our Medicare rates were up 2.1 percent where the rate reductions could have filtered down 1%.

So we’ll look at our rates on a year over year basis so if we go up say 6 percent in our rates and we know 1.7 percent of that was the pricing component of it then we know how much was the acuity component so the next step is to figure out which of those RUGs categories sort of were the greatest contributors to that.

Gary Taylor:	So that makes sense and kind of leads to my next question. So your expectation then would be that just on a pure arithmetic Medicare per diem would be a positive next year?

Rick Matros:	That’s right.

Gary Taylor:	Okay. I appreciate that. And I happen to agree with you. The market in my view clearly doesn’t believe you can pull off positive EBITDAR growth next year. We’re worried about the transition of the payment change. Maybe can you kind of take a step back and at a high level kind of walk us through when the original concept of moving to RUGs IV emerged, obviously it’s a budget neutral phenomenon.

But the view has always been for the chains, the national chains that have really gone after the rehab business, if you’re going to lose an ability to code some of those extensive rehab patients, then what may be budget neutral for the industry is going to be worse than budget neutral for you and losing look back period polls and your ability to code into those higher categories.

And that kind of conceptual fear had been made in the absence of knowing the final rules, knowing the rates, having MDS 3.0 and a view of how your old codes would get grouped into the new categories. So can you maybe just bridge conceptually if you’re doing more rehab than the industry, how does it not turn into a hit, this budget neutral move that is presumably taking dollars out of rehab and spreading it everywhere else?

Rick Matros:	Sure. First let’s talk about look back periods. The look back period was never really an issue because the elimination of the look back period was adequately compensated for with the budget neutrality and the increase in the other nursing rates.

Gary Taylor:	Okay.

Rick Matros:	So that was never really our issue. Our issue was concurrent therapy because of two things. One, we do more rehab than the industry on average. When I say we, Sun and the other larger chains obviously.

But our concurrent therapy was also higher than industry average. And so the concurrent therapy is really your biggest hit. It’s not so much just the change in the rehab rates. And remember too that none of our patients are pure rehab anyway. They all have nursing components to them and the nursing components on a go forward basis may be sort of the prevailing sort of dictator of rates going forward with the new rates.

So it was really the concurrent therapy piece that was the biggest issue. And again, whether we’re tracking the data better, we have better data or whether it’s behavioral changes, at under 25 percent our concurrent therapy utilization is actually lower now than industry average. So I think CMS and industry average is around 28 percent.

So that was really the biggest change. And the most negative impact of all these changes on us was really on the contract therapy side of the business because we get paid on a per minute basis and the providers that we contract with aren’t going to raise our pricing frankly at least for a while we don’t think. We think our expenses are going to up there and so that’s really the piece of it that’s going to take us longest to navigate through.

In the absence of that this would have been even better for us. But it’s really the concurrent therapy issue. Does that answer your question?

Gary Taylor:	Yeah. I think so and if I recall I think CMS’ original practice of concurrent therapy was like 60 percent or something like that.

Rick Matros:	Yeah. And then they realized that was inaccurate.

Gary Taylor:	Yeah. It was 28 or something.

Rick Matros:	Right. So we’re at least a few hundred basis points lower than industry average right now in concurrent therapy utilization.

Gary Taylor:	What happens to maybe a smaller nursing home that is not doing much rehab? If they’re not doing much rehab presumably they’re doing almost no Medicare for starters anyway. Or maybe I’ll ask it this way. If somebody is doing a little bit of Medicare business but they are doing less rehab than you are, do they come out ahead of the game?

Rick Matros:	Yes. They actually may have a decent book of Medicare business but it’s for the traditional skilled nursing and not much rehab. And yeah, they’re going to get the benefit of those increased nursing rates even if they’re not the higher end rates and not feel the impacts of therapy.

I mean it’s kind of interesting. The Nonprofit Association thinks that this is beneficial to their constituents because they believe that their constituents are a lot less therapy than the proprietary industry. I don’t know if that’s true or not but that’s their belief and that sort of goes to your point.

But I also think there are going to be guys out there that are just going to struggle with this. I mean it’s amazing to think about how many of the providers have done no modeling. They really have no idea what they’re walking into here. And some of them are really going to struggle and maybe that presents some opportunities for us later on from an acquisition perspective.

Gary Taylor:	Okay. Thank you.

Rick Matros:	Yep.

Operator:	And this does conclude today’s question and answer session. I would now like to turn the call back over to Mr. Matros for any additional or closing remarks.

Rick Matros:	I want to thank everybody for their time today and Bryan and I and Bill Mathies as well will be available for any additional questions or conversations that you all want to have to follow up. And we’ll look forward to moving forward on the (spin) transaction and look forward to seeing a lot of you on the road when we kick off the equity offering. And that’s it so have a good day everyone. Thanks again for your time.

Operator:	Once again this does conclude today’s conference. We do thank you for joining us.

END